

May 7, 2025

**<u>Via Federal Express</u>**

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

*Re:* ***Form 1 Amendment***

Dear Mrs. Jackson:

Enclosed please find an amendment to Exhibit C of the Form 1 applications pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., and Cboe EDGX Exchange, Inc., Cboe Exchange, Inc. and Cboe C2 Exchange, Inc. (collectively, the "Exchanges").

For Exhibit C, the Exchanges are each filing an amendment to reflect Director and Officer changes for several affiliated entities.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit C of each Exchange currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

*Laura Dickman*

Laura Dickman
VP, Associate General Counsel
312-786-7572
Signature executed at 8:00am on 05/07/25

Enclosures

| Form 1<br>Page 1<br>Execution Page | **U.S. SECURITIES AND EXCHANGE COMMISSION**<br>**WASHINGTON, D.C. 20549**<br><br>**APPLICATION FOR, AND AMENDMENTS TO APPLICATION**<br>**FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE**<br>**OR EXEMPTION FROM REGISTRATION PURSUANT TO**<br>**SECTION 5 OF THE EXCHANGE ACT** | Date filed<br>(MM/DD/YY)<br><br>**05/07/25** | OFFICIAL<br>USE<br>ONLY |
|---|---|---|---|

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION          ☒ AMENDMENT

1.  State the name of the applicant:  Cboe BZX Exchange, Inc.

2.  Provide the applicant's primary street address (Do not use a P.O. Box):
    433 W Van Buren Steet
    Chicago, Illinois 60607

    25000141

3.  Provide the applicant's mailing address (if different):


4.  Provide the business telephone and facsimile number:
    (312) 786-5600                              (312) 786-7138
        (Telephone)                                (Facsimile)

5.  Provide the name, title and telephone number of a contact employee:
    Laura Dickman          Associate General Counsel    Cboe BZX Exchange, Inc.    (312) 786-7572
        (Name)                    (Title)                        (Telephone Number)

6.  Provide the name and address of counsel for the applicant:
    Pat Sexton
    433 W Van Buren Street
    Chicago, IL 60607

7.  Provide the date that applicant's fiscal year ends:  December 31

8.  Indicate legal status of the applicant:  __X__ Corporation  _____ Sole Partnership  _____ Partnership
    _____ Limited Liability Company  _____ Other (specify): _____

    If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
    (a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation:  Delaware/United States of America
    (c) Statute under which applicant was organized:  General Corporation Law of the State of Delaware

**7EXECUTION:**

The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are curent, true and complete.

Date:          05/07/25                          Cboe BZX Exchange, Inc.
        (MM/DD/YY)                                (Name of Applicant)

By: _Laura Dickman__ [signature executed at 8:00am on 05/07/25]    Laura Dickman, Associate General Counsel
        (Signature)                              (Printed Name and Title)

Subscribed and sworn before me this __see header__ day of _see header__, __see header___ by ___see header____
                                              (Month)        (Year)      (Notary Public)

My Commission expires ___see header_____  County of __see header_____  State of see header

**This page must always be completed in full with original, manual signature and notarization.**

**Affix notary stamp or seal where applicable.**

## EXHIBIT C – AMENDMENT AS OF MAY 7, 2025

*Summary of changes made to Exhibit C:*

- For Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc. Cboe Exchange, Inc.,  Cboe C2 Exchange, Inc., Cboe Futures Exchange, LLC, Cboe Bats, LLC, Rob Hocking  (SVP, Head of Product Innvoation) has been removed as an Officer.
- For Cboe Global Indices, LLC and Hanweck Associates, LLC, Rob Hocking (VP), has been removed as an Officer.
- For Cboe Clear Europe N.V., Owen Thorpe has been added to the Management Board. Also, Audit Enterprise Risk and Compliance Committtee information has been added.
- For Cboe Canada Inc., David Howson and Natan Tiefenbrun have been removed as Directors. Oliver Sung and Hatice Unal have been added as Directors. Furthermore, for Nominating and Governance Committee, David Howson has been removed and Adam Inzirillo has been added. For Finance and Audit Committee, Adam Inzirillo has been removed and Oliver Sung has been added.